COVANTA CLEARS THE AIR

COVANTA HOLDING CORPORATION 2007 ANNUAL REPORT

COVANTA
ENERGY
for a cleaner world



COVANTA IS AN INTERNATIONALLY RECOGNIZED OWNER AND OPERATOR OF ENERGY-FROM-WASTE AND RENEWABLE ENERGY PROJECTS. OUR STATE-OF-THE-ART FACILITIES CONVERT MUNICIPAL SOLID WASTE INTO RENEWABLE ENERGY FOR COMMUNITIES IN THE UNITED STATES AND AROUND THE WORLD.

TO OUR SHAREHOLDERS

IT'S TIME TO CLEAR THE AIR.

NOW WHEN CONCERNS ABOUT CLIMATE CHANGE COMPEL REDUCTIONS IN GREENHOUSE GAS EMISSIONS.

NOW WHEN IT MAKES MORE SENSE THAN EVER TO GENERATE POWER WITH RENEWABLE RESOURCES.

NOW WHEN DEMAND FOR SUSTAINABILITY REQUIRES PROVEN SUPERIOR WASTE MANAGEMENT SOLUTIONS.



Three Challenges–One Solution

Covanta is [illegible] by [illegible] environmental [illegible] economic challenges. As [illegible] largest provider of Energy-from-Waste, also known [illegible] energy, we produce clean energy from what [illegible]

[illegible] operations, [illegible] greenhouse gas emissions [illegible] clean energy from renewable fuels [illegible] waste disposal practices.

[illegible]

[illegible] opportunities we foresee in North America, Europe and [illegible]



"YOU CAN'T CONTINUE TO LANDFILL WASTE. AT SOME POINT, YOU HAVE TO COME UP WITH NEW TECHNOLOGY. WASTE-TO-ENERGY IS THE BEST TECHNOLOGY AVAILABLE TODAY."

JOHN DOHERTY, NYC SANITATION COMMISSIONER,
"NYC: OVERLOAD," CBS2, OCTOBER 2007

"THE POWER SECTOR CAN BE GRADUALLY DE-CARBONIZED BY SHIFTING INCREASING PROPORTIONS OF ELECTRICITY PRODUCTION TO NON-CARBON FUELS (THIS INCLUDES OPTIONS SUCH AS...WASTE-TO-ENERGY, AND/OR BIOMASS)..."

THE PATH TO CLIMATE SUSTAINABILITY:
A JOINT STATEMENT BY THE GLOBAL ROUNDTABLE
ON CLIMATE CHANGE, FEBRUARY 2007

[illegible]

Reducing Greenhouse Gas Emissions to Combat Global Warming



Covanta's employees participate in numerous community activities.

2007 was a year when [illegible] agendas around the glo[illegible]

The issue of climate change has [illegible] its existence [illegible] global leaders on how to manage greenhouse gas emissions [illegible] global warming [illegible] yet to be formulated [illegible] reduce greenhouse gas emissions.

Regulatory [illegible] emissions and [illegible] determined that [illegible] to [illegible]. In China, we expect to generate carbon credits from converting municipal solid waste into clean, renewable energy because of the favorable greenhouse gas reductions from [illegible] States and abroad, [illegible] leaders who [illegible]ing the pressure to [illegible] are also coming to this realization.

[illegible] of residual waste, we reduce greenhouse [illegible] by landfills and cut our dependence on [illegible] U.S. Environmental Protection Agency's [illegible] cycle model to calc[illegible]

[illegible]



Our facilities are equipped with advanced technologies.



By producing energy from waste, Covanta offsets the generation of 15 million tons of greenhouse gases.

Generating Clean Energy from Renewable Fuels

[illegible] consumption is pro[illegible] driven by population gro[illegible] the improving standard of living in developing nations.

"MODERN INCINERATION TECHNOLOGY IS REMARKABLY CLEAN AND EACH PLANT CAN BE PUT TO USE GENERATING ELECTRICITY FOR THOUSANDS OF HOMES."

"DURHAM LEADS ON TRASH INCINERATION," *THE TORONTO STAR*, AUGUST 2007

"IT IS SOMETIMES ARGUED THAT INCINERATION OF WASTE WITH ENERGY RECOVERY HINDERS THE DEVELOPMENT OF RECYCLING. HOWEVER, THERE IS NO EVIDENCE TO SUPPORT THIS."

"[THE MINISTRY OF CONSTRUCTION] ENCOURAGES THE TREATMENT OF MSW [MUNICIPAL SOLID WASTE] THROUGH ENERGY-FROM-WASTE AND WASTE HEAT RECOVERY APPROACHES."

LAI MING, DIRECTOR GENERAL OF THE TECHNOLOGY DIVISION OF THE MINISTRY OF CONSTRUCTION, PEOPLE'S REPUBLIC OF CHINA, JULY 2007



[illegible] near

[illegible] ed

[illegible]

Policy Act of 2005, 23 [illegible] Department [illegible] have defined EfW as a “renewable technology.” The Energy Department has also noted that converting garbage into energy makes “important contributions to the overall effort to achieve



Our facilities host school children to help educate them about sustainable waste management.



To produce energy 24/7, our employees adhere to strict operational standards.

increased re[illegible]

mod[illegible]

[illegible]

Adopting Environmentally Sustainable Waste Disposal Practices



At Covanta, we open our doors to the public to view how we create energy from waste.

[illegible]

[illegible]

[illegible] one billion tons of waste [illegible] The United States alone buries 250 million tons of waste annually.



Twenty-two of Covanta's facilities have been accepted into an OSHA program for exemplary occupational safety and health standards.



We employ the world's leading experts in the Energy-from-Waste industry.

Why Covanta?

Serving communities in [illegible]

[illegible] and [illegible]

[illegible]



Working together, we create solutions that help communities deal with today's sustainable development challenges.

During more than 20 years of operation, we have developed an [illegible] degree of experience and expertise at every level of our organization. From our front line operators to our senior management, we employ many of the industry's top experts in environmental, engineering, combustion control and plant maintenance. It is their talent and skill that have allowed us to consistently lead the industry in technological innovation and operational performance. It is their character and dedication that has led us to be repeatedly recognized for our exceptional safety and environmental programs.

"IT IS ESTIMATED THAT WASTE GENERATION WILL MORE THAN DOUBLE BY 2030, SUGGESTING THAT METHANE [GREENHOUSE GAS] EMISSIONS HAVE THE POTENTIAL TO RISE SUBSTANTIALLY IN THE ABSENCE OF STRONG POLICIES TO REDUCE LANDFILLING RATES."

PROFESSOR NICKOLAS J. THEMELIS, COLUMBIA UNIVERSITY, "THERMAL TREATMENT REVIEW," *WASTE MANAGEMENT WORLD*, JULY-AUGUST 2007

"A FLEXIBLE APPROACH TO MANAGING OUR WASTE DISPOSAL MIGHT SEE THE RECOVERY OF ENERGY FROM ALL CARBON-BASED MATERIALS THAT ARE UNSUITABLE FOR RECYCLING."

PATRICK MOORE, GREENPEACE CO-FOUNDER AND CHAIRMAN OF GREENSPIRIT STRATEGIES LTD., "WASTE NOT," *THE TORONTO STAR*, FEBRUARY 2007



2007–Progress on Growth Initiatives and Steady Operations

[illegible]

Achieved Operational Excellence

[illegible] accolades. [illegible] to the U.S. EPA's National Environmental Performance Track program [illegible] Program STAR [illegible] organizations [illegible] are [illegible] evidence of our [illegible] commitment to safety and environmental performance.



Twenty-three of Covanta's facilities have been named to the U.S. EPA's National Environmental Performance Track.

Strong and Predictable Financial Results

[illegible] was a very good [illegible] 13% to $1.4 billion. We [illegible] exceeded our guidance for all key financial metrics. Our highly contracted revenue coupled with our consistent operating performance drove these predictable results–something to be coveted during uncertain economic conditions. In particular, we were pleased with our cash flow from [illegible] million. We reinvested nearly [illegible] million was spent on capital [illegible] million was [illegible]

Strengthened and Simplified Our Capital Structure

[illegible]



Our facilities process more than 15 million tons of municipal solid waste each year.

Marked Progress in All Strategic Growth Initiatives

United States: We increased our [illegible] contract in Harrisburg, Pennsylvania, and signed a 25-year extension of our contract with Hempstead, New York. In 2007, we also completed our expansion of the Lee County, Florida facility, and developed our Northeast waste disposal network by acquiring five

"AT THE CONCLUSION OF THESE [ENERGY-FROM-WASTE FACILITY] TOURS, THE MOST COMMONLY ASKED QUESTION IS 'WHY AREN'T THERE MORE COMMUNITIES WITH ONE OF THESE?'"

JAMES D. WARNER, EXECUTIVE DIRECTOR, LANCASTER COUNTY SOLID WASTE MANAGEMENT AUTHORITY, "A PUBLIC DEBATE: IS THERMAL TREATMENT OF SOLID WASTE GOOD FOR NEW YORK CITY?" MARCH [illegible]

"BUILDING A POWER PLANT FUELED BY WASTE IS A WIN-WIN SOLUTION."

PROFESSOR WEIPING WANG, RENMIN UNIVERSITY, "EXPERTS: USE WASTE TO SAVE RESOURCES," *CHINA DAILY*, JUNE 2007

"EfW IS A TRIED, TESTED AND PROVEN TECHNOLOGY WHICH IS RUN TO STRICT ENVIRONMENTAL STANDARDS. IT ALSO HAS THE ADDED ADVANTAGE OF PRODUCING ELECTRICITY WHICH CAN BE USED TO POWER LOCAL HOMES OR BE SOLD TO THE NATIONAL GRID."

BUCKINGHAMSHIRE COUNCIL SPOKESWOMAN, U.K., "BUCKINGHAMSHIRE OPTS FOR EfW," *LETSRECYCLE.COM*, JANUARY 2008

[illegible]



Our technology allows us to create enough energy to power more than a million homes.



For more than 20 years, Covanta employees have helped build a world-class organization.

[illegible] two important joint ventures [illegible] we purchased a 40% stake in Sanfeng Covanta Environmental Industry Co. Ltd., a subsidiary of Chongqing Iron & Steel, China's fourth-largest steel company. Sanfeng designed, built, and has minority ownership interests in two modern 1,200 ton-per-day EfW

"VIRGINIA SHOULD SUPPORT EXPANSION OF AND DEVELOPMENT OF NEW WASTE-TO-ENERGY FACILITIES TO REDUCE THE NEED FOR LANDFILLS... AND MEET GROWING DEMAND FOR ENERGY."

THE VIRGINIA ENERGY PLAN, U.S., SEPTEMBER 2007

"NOW MEETING OUR RENEWABLE TARGETS WILL ALSO REQUIRE A NUMBER OF OTHER CHANGES: MORE ONSHORE WIND FARMS SITED IN THE RIGHT PLACES, GREATER USE OF ENERGY DERIVED FROM WASTE, A MAJOR EXPANSION OF ENERGY FROM BIOMASS, GREATER USE OF MICRO GENERATION, INCLUDING, AS COSTS COME DOWN, MORE SOLAR POWER."





facilities in China. We believe Sanfeng's local design, fabrication construction, and technical expertise gives us a competitive advantage as we pursue additional EfW opportunities.

We also formed a new joint venture to develop, own, and operate EfW facilities in Guangdong Province in [illegible] China, which [illegible] key region in [illegible]



More than 3,000 employees work at Covanta facilities located throughout the world.

[illegible] zed in conjunction with [illegible] ployed, nitrogen oxide (NOx) emiss[illegible] mately half of current regulatory limits. The [illegible] sets the standard for new EfW facilities with similarly dramatic NOx reductions while increasing energy efficiency to give us an additional competitive advantage.

The future looks brighter than ever

The Energy-from-Waste industry is poised for growth [illegible] by the push for reduced greenhouse gas emissions, [illegible] for more renewable energy, and the need for sustainable [illegible] disposal. As [illegible] leader, Covanta's technology, [illegible] expertise, [illegible] and environmental stew[illegible] position us to deliver solutions for our [illegible] [illegible] [illegible]





SAMUEL ZELL
Chairman of the Board of Directors

ANTHONY J. ORLANDO
President & Chief Executive Officer

Performance Graph

The following graph sets forth a comparison of the yearly percentage change in the Company's cumulative total stockholder return on common stock with the Standard & Poor's 500 Index* and the Dow Jones Waste & Disposal Services Index ("DJ Waste & Disposal Services Index").** The foregoing cumulative total returns are computed assuming (a) an initial investment of $100, and (b) the reinvestment of dividends at the frequency which dividends were paid during the applicable years. The Company has never paid any dividends on shares of common stock. The graph below reflects comparative information for the five fiscal years beginning with the close of trading on December 31, 2002, and ending December 31, 2007. The stockholder return reflected below is not necessarily indicative of future performance.


$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
12/02
6/03
12/03
6/04
12/04
6/05
12/05
6/06
12/06
6/07
12/07
Covanta Holding Corporation
Standard & Poor's 500 Stock Index
DJ Waste & Disposal Services Index

* The Standard & Poor's 500 Stock Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

** The DJ Waste & Disposal Services Index is maintained by Dow Jones & Company, Inc. As described by Dow Jones, the DJ Waste & Services Index consists of providers of pollution control and environmental services for the management, recovery and disposal of solid and hazardous waste materials, such as landfills and recycling centers.

Selected Financial Data
Statements of Operations Data

(In thousands, except per share amounts)
For the Years Ended December 31,

OPERATING REVENUES	2007	2006	2005 (1)
Waste and service revenues	$ 864,396	$ 817,633	$ 638,503
Electricity and steam sales	498,877	433,834	322,770
Other operating revenues	69,814	17,069	17,490
Total operating revenues	1,433,087	1,268,536	978,763
OPERATING EXPENSES			
Plant operating expenses	801,560	712,156	559,638
Depreciation and amortization expense	196,970	193,217	124,925
Net interest expense on project debt	54,579	60,210	52,431
General and administrative expenses	82,729	73,599	67,481
Other operating expenses	60,639	2,594	11,015
California Grantor Trust Settlement	–	–	10,342
Restructuring charges	–	–	2,765
Acquisition-related charges	–	–	3,950
Total operating expenses	1,196,477	1,041,776	832,547
Operating income	236,610	226,760	146,216
Operating income as a percentage of revenue	17%	18%	15%
OTHER INCOME (EXPENSE):			
Investment income	10,578	11,770	6,129
Interest expense	(67,104)	(109,507)	(89,973)
Loss on extinguishment of debt	(32,071)	(6,795)	–
Gain on derivative instruments, ACL warrants	–	–	15,193
Total other expenses	(88,597)	(104,532)	(68,651)
Income before income tax expense, minority interests and equity in net income from unconsolidated investments	148,013	122,228	77,565
Income tax expense	(31,040)	(38,465)	(34,651)
Minority interests	(8,656)	(6,610)	(9,197)
Equity in net income from unconsolidated investments	22,196	28,636	25,609
Net Income	$ 130,513	$ 105,789	$ 59,326
Earnings per share of common stock–basic	$ 0.85	$ 0.73	$ 0.49
Earnings per share of common stock–diluted	$ 0.85	$ 0.72	$ 0.46

(1) Includes the results of operations for Covanta ARC Holdings, Inc. from June 25 through December 31, 2005.

Balance Sheet Data

	(In thousands) As of December 31,		
ASSETS	2007	2006	2005
Cash and cash equivalents	$ 149,406	$ 233,442	$ 128,556
Restricted funds held in trust	379,864	407,921	447,432
Property, plant and equipment, net	2,620,507	2,637,923	2,724,843
Total assets	4,368,499	4,437,820	4,702,165
Long-term debt	1,019,432	1,260,123	1,308,119
Project debt	1,280,275	1,435,947	1,598,284
Total liabilities	3,301,664	3,655,987	4,022,296
Stockholders' equity	1,026,062	739,152	599,241

Statements of Cash Flows Data

	(In thousands) For the Years Ended December 31,		
	2007	2006	2005 (1)
Cash flow provided by operating activities	$ 358,098	$ 311,199	$ 208,259
Purchase of property, plant and equipment	(55,483)	(54,267)	(23,527)
Capital expenditures associated with Semass Fire	(18,144)	–	–
Capital expenditures associated with certain acquisitions	(12,121)	–	–
Total purchases of property, plant and equipment	(85,748)	(54,267)	(23,527)
Acquisition of businesses, net of cash acquired	(110,465)	–	(684,990)
Purchase of equity interests	(11,199)	–	–
Acquisition of non-controlling interest in subsidiary	–	(27,500)	–
Proceeds from equity and rights offerings, net	135,757	20,498	395,791
Proceeds from borrowings on long-term debt	949,907	97,619	675,000
Principal payments on long-term debt	(1,181,130)	(140,638)	(368,432)
Principal payments on project debt	(164,167)	(151,095)	(188,975)
Net (decrease) increase in cash and cash equivalents	(84,036)	104,886	32,408
Cash paid for interest	146,677	205,807	154,545
Cash paid for income taxes	24,122	17,398	16,737

(1) Includes the results of operations for Covanta ARC Holdings, Inc. from June 25 through December 31, 2005.

Board of Directors and Executive Officers

BOARD OF DIRECTORS

Samuel Zell
Chairman of the Board
Covanta Holding Corporation
Chairman of the Board
Equity Group Investments, LLC

David M. Barse
President and Chief Executive Officer
Third Avenue Management LLC

Ronald J. Broglio
President
RJB Associates

Peter C.B. Bynoe
Senior Counsel
DLA Piper US, LLP

Linda J. Fisher
Vice President, Safety, Health & Environment and Chief Sustainability Officer
E.I. du Pont de Nemours and Company

Richard L. Huber
Managing Director, Chief Executive Officer and Principal
Norte Sur Partners

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation

William C. Pate
Managing Director
Equity Group Investments, LLC

Robert S. Silberman
Chairman of the Board of Directors and Chief Executive Officer
Strayer Education, Inc.

Jean Smith
Managing Director
Plainfield Asset Management LLC

Clayton Yeutter
Senior Advisor
Hogan & Hartson LLP

EXECUTIVE OFFICERS

Anthony J. Orlando
President and Chief Executive Officer

John M. Klett
Executive Vice President and Chief Operating Officer

Mark A. Pytosh
Executive Vice President and Chief Financial Officer

Timothy J. Simpson
Executive Vice President, General Counsel and Secretary

Thomas E. Bucks
Vice President and Chief Accounting Officer

Seth Myones
President, Americas
Covanta Energy Corporation

Scott Whitney
President, Europe
Covanta Energy Corporation

In 2007, our Chief Executive Officer submitted to the New York Stock Exchange ("NYSE") the annual certification regarding Covanta's compliance with the NYSE's corporate governance listing standards, stating that he was not aware of any violation of the NYSE corporate governance listing standards. In addition, our Chief Executive Officer and Chief Financial Officer provided all certifications required by the Securities and Exchange Commission regarding the quality of Covanta's public disclosures in its reports during 2007.

Shareholder Information

CORPORATE OFFICE
Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07004
www.covantaholding.com

INDEPENDENT ACCOUNTANTS AND AUDITORS
Ernst & Young LLP
Metropark, NJ

INVESTOR SERVICES
If you have questions regarding security ownership or would like to request printed information, including the most recent Form 10-K, please contact the Company's Investor Relations Department. Write to the corporate office address or call 973.882.7001.

Please send change of address notices directly to the transfer agent.

TRANSFER AGENT
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

OVERNIGHT ADDRESS
American Stock Transfer and Trust Company
Operations Center
6201 15TH Avenue
Brooklyn, NY 11219

800.937.5449
718.921.8124
718.236.2641 Fax

This 2007 Annual Report to Shareholders ("2007 Annual Report") contains an overview of our business, as well as information regarding our operations during fiscal 2007 and other information that our shareholders may find useful. Our 2007 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission ("SEC") on February 26, 2008. (the "2007 Form 10-K"). Please note, however, that the 2007 Form 10-K is not incorporated by reference into this 2007 Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this 2007 Annual Report may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), or in releases made by the Securities and Exchange Commission ("SEC"), all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance, or achievements of Covanta and its subsidiaries, or industry results, to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "will," "would," "could," "should,""seeks," or "scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. Covanta cautions investors that any forward-looking statements made by Covanta are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to Covanta, include, but are not limited to, those factors, risks, and uncertainties that are described in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2007, and in securities filings by Covanta with the SEC.

Although Covanta believes that its plans, intentions, and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any forward-looking statements. Covanta's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this 2007 Annual Report are made only as of the date hereof and Covanta does not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events, or otherwise, unless otherwise required by law.

About the production of this book

Printing

This book was printed in its entirety using the latest ultraviolet (UV) technology. UV inks do not produce harmful by-products like standard printing inks. This eliminates the need for solvents that release volatile organic compounds (VOCs) into the atmosphere. Empty ink containers require no special disposal method and UV printed material can be safely recycled. The printer of this book is FSC certified, ensuring that they meet the highest standards of responsible forest management.

Paper

The paper in this book is Environment® PC100 White by Neenah Paper, which is manufactured from 100% post-consumer fiber using 100% certified renewable energy. It has a neutral pH and is processed without the use of chlorine chemistry. Environment PC100 White is also certified by SmartWood, a program of the Rainforest Alliance, to the FSC standards.



DESIGN: PETRICK DESIGN, CHICAGO



END

Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07004

COVANTA
ENERGY
for a cleaner world